EXHIBIT 99.2
DIRECTOR AGREEMENT

           This Director Agreement (this “Agreement”) is made and entered into as of September 25, 2014, by and between LightPath Technologies, Inc., a Delaware corporation (the “Company”), and Dr. Zhu Xudong (“Dr. Zhu”).

WHEREAS, the Company’s Board of Directors (the “Board”) is contemplating nominating for election or appointing Dr. Zhu as an outside director; and

WHEREAS, the parties intend for the terms set forth in this Agreement to apply if Dr. Zhu becomes a member of the Board.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Dr. Zhu, intending to be legally bound, hereby agree as follows:

1.           Conditions Precedent.  Neither party shall have obligations under this Agreement unless and until:

(a)           clearance from the Committee on Foreign Investment in the United States (“CFIUS”) for the proposed transaction set forth in that certain Securities Purchase Agreement between the Company and Pudong Science & Technology (Cayman) Co., Ltd, dated as of April 15, 2014, as may be amended from time to time (the “SPA”) has been obtained;

(b)           the U.S. Department of State has informed the Company that the proposed transaction set forth in the SPA would not result in the Company losing its registration as a manufacturer and exporter of Defense Articles (as hereinafter defined) and Defense Services (as hereinafter defined);

(c)           the transaction as contemplated by the SPA has closed; and

(d)           Dr. Zhu is elected or appointed as a member of the Board.

2.           Term.  The term of this Agreement shall commence at such time, if at all, upon satisfaction of the Conditions Precedents set forth in Section 1 of this Agreement and shall terminate automatically upon the earlier to occur of (a) Dr. Zhu is no longer a member of the Board; or (b) the Company is no longer required to be registered with the U.S. Department of State as a manufacturer or exporter of defense articles under the ITAR (the “Term”).

3.           ITAR Compliance.  Consistent with the Company’s obligations under the International Traffic in Arms Regulations (“ITAR”), and in order to preserve the Company’s ability to obtain export licenses and other approvals from the U.S. Department of State in connection with its ITAR-controlled products and technology, the parties hereby agree as follows:

(a)           Dr. Zhu shall be denied access to any and all technical data, as defined in Section 120.10 of ITAR (“Technical Data”), that comes within the possession or control of the Company.  It shall be the Company’s responsibility to ensure that it does not disclose Technical Data to Dr. Zhu.  In connection therewith, the Company may deny Dr. Zhu access to any and all of its facilities, computers and other systems, at the Company’s sole and absolute discretion, to ensure that no Technical Data is disclosed inadvertently or otherwise to Dr. Zhu.  At all times when Dr. Zhu is present in Company facilities he shall wear a visitor’s badge identifying him as a foreign national and shall be denied entry into all areas of the facility in which Technical Data may be accessed.  Dr. Zhu shall not have access to any Company computers or other systems that may house Technical Data;

(b)           Dr. Zhu shall not participate in any discussions with the Company’s other directors, officers, employees, consultants, agents, representatives, or any other persons specifically related to any defense articles as defined in Section 120.6 of ITAR (“Defense Articles”), defense services as defined in Section 120.9 of ITAR (“Defense Services”) or Technical Data;

(c)           Dr. Zhu shall recuse himself from any meetings, portions of meetings, or discussions of the Board, including any committees thereof, specifically related to any Defense Articles, Defense Services or Technical Data.  In the event Dr. Zhu does not recuse himself, the Company, and in particular the Company’s Chief Executive Officer and the Chairman of the Board, shall have the right to exclude Dr. Zhu from any meetings, portions of meetings, or discussions of the Board, including any committees thereof, specifically related to any Defense Articles, Defense Services or Technical Data;

(d)           Dr. Zhu shall not have any right to vote on any matter that comes before the Board specifically related to any Defense Articles, Defense Services or Technical Data; and

(e)           The Company shall be responsible for taking the necessary actions to ensure that no data or other information specifically related to any Defense Articles, Defense Services or Technical Data are released or presented to Dr. Zhu.

4.           Assignment. This Agreement is personal to Dr. Zhu, and Dr. Zhu may not assign any interest herein in any manner whatsoever.  Any purported assignment by Dr. Zhu shall be void.  In addition to assignments by operation of law, the Company shall have the right to assign this Agreement to any person, firm or corporation, controlling, controlled by or under common control with the Company (including, without limitation, any of its subsidiaries), or acquiring substantially all of its assets, but such assignment shall not release the Company from its obligations under this Agreement.

5.           Applicable Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to principles of conflict of laws.

6.           Severability.  If any term, covenant or condition of this Agreement or the application thereof to any party or circumstance shall, to any extent, be determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant or condition to the parties or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by law, and any court having jurisdiction may reduce the scope of any provision of this Agreement so that it complies with applicable law.

7.           Interpretation.  If a translation of this Agreement is made by or provided to Dr. Zhu, to the extent of any conflict between the translated version and this English version, then the English shall control.

8.           Execution.  This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.  Facsimile or other electronic signatures shall be accepted by the parties as originals.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

LightPath Technologies, Inc.

/s/ Xudong Zhu	By:	/s/ J. James Gaynor
Dr. Zhu Xudong, individually		J. James Gaynor
President and Chief Executive Officer

Acknowledged as of this 25th day of September, 2014

Pudong Science & Technology (Cayman) Co., Ltd.

By:	/s/ Xudong Zhu
Dr. Zhu Xudong, Director